Exhibit 2.1
FIFTH AMENDMENT TO STOCK PURCHASE AGREEMENT
This Fifth Amendment to the Stock Purchase Agreement, dated as of August 1, 2013 (the “Fifth Amendment”), by and among Bain Capital MEI (H.K.) Limited. (“Bain Seller Representative”), APM Co., Ltd. (“Advantage Seller Representative” and, together with the Bain Seller Representative, the “Sellers’ Representatives”), Crane Co. (“US Buyer”) and Mondais Holdings B.V. (“Japan Buyer” and, together with US Buyer, the “Buyers”), amends that certain Stock Purchase Agreement, dated as of December 20, 2012, by and among MEI Conlux Holdings (US), Inc. (“US Holdco”), MEI Conlux Holdings (Japan), Inc. (“Japan Holdco” and, together with US Holdco, the “Company”), certain securityholders of the Company party thereto, the Buyers and the Sellers’ Representatives (the “Stock Purchase Agreement”), as amended from time to time (the “Agreement”). Capitalized terms used but not defined herein shall have the respective meaning ascribed to such term in the Agreement. References herein to “Sections” herein refer to Sections of the Agreement.
RECITALS

WHEREAS, pursuant to Section 11.5 of the Agreement, the consent of the Buyers and the Sellers’ Representatives is required to amend the Agreement;
WHEREAS, on January 30, 2013, the Buyers and the Sellers’ Representatives entered into the First Amendment to clarify the delivery requirements for the submission of certain antitrust filings and notifications under U.S. and foreign antitrust and competition laws;
WHEREAS, on each of January 31, 2013 and February 4, 2013, the Buyers and the Sellers’ Representatives amended and restated Schedule 3.3 of the Agreement to reflect transfers of equity among certain of the Sellers;
WHEREAS, on July 4, 2013, the Buyers and the Sellers’ Representatives entered into the Fourth Amendment to add a duty of the parties to negotiate in good faith to agree on a fair allocation of the economic effect of the divestiture requirements of the European Commission on the Buyers and the Business, and to include a condition precedent to the parties obligations to close the transaction that a reduction in the Purchase Price be agreed; and
WHEREAS, the Buyers and the Sellers’ Representatives desire to further amend the Agreement to, among other things, (i) adjust the purchase price for the Contemplated Transactions, (ii) set forth the terms and conditions of the parties’ rights and obligations in connection with certain divestiture requirements of the European Commission and (iii) extend the Expiration Date of the Agreement, and the Buyers and the Sellers’ Representatives hereby consent to such amendments as set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the parties hereby agree as follows:

AGREEMENT
1.Modification and Amendment of Section 1.2. The following definitions shall be added to Section 1.2 of the Agreement or amended and replaced in their entirety, as applicable:
“Seller Refinancing Cost Adjustment Amount" means the amount determined by multiplying 0.33 by the Seller Refinancing Costs, provided that, for purposes of this Agreement, the Seller Refinancing Cost Adjustment Amount shall, in no event, be more than $5,000,000.
“Seller Refinancing Costs” means, without duplication, (i) all out-of-pocket fees, costs and expenses, including reasonable legal costs and expenses, (ii) financing fees and (iii) the amount of any upfront discount for the benefit of lenders applied to the principal amount of loans for purposes of syndication thereof or otherwise agreed with arrangers (“OID”), in each case incurred or otherwise payable by the Acquired Companies, their respective Subsidiaries or the Sellers or any of their respective Affiliates in connection with the negotiation, documentation or consummation of refinancing or restructuring (whether or not successful) of the Indebtedness of the Acquired Companies and their respective Subsidiaries set forth in paragraph 1 on Schedule 2.4.1(f) of the Agreement or the negotiation, documentation or consummation of the repayment, refinancing and restructuring (whether or not successful) of the Indebtedness of the Acquired Companies and their respective Subsidiaries set forth in paragraph 2 on Schedule 2.4.1(f) of the Agreement (provided that, with respect to any portion of the Indebtedness set forth in paragraph 2 on Schedule 2.4.1(f) of the Agreement which is beneficially owned by the Sellers or their respective Affiliates, such amounts shall not include any financing fees or OID), as delivered, together with reasonable documentation, by the Sellers’ Representatives to the Buyers no later than three (3) Business Days prior to Closing, provided that such documentation need not include any information that is subject to confidential treatment on customary terms under any engagement letter between the lenders and/or arrangers, on the one hand, and any of the Acquired Companies, their respective Subsidiaries, the Sellers or any of their respective Affiliates on the other hand.  For the avoidance of doubt, Seller Refinancing Costs shall not include any payments to any of the Sellers or any of their respective Affiliates unless such payments are for the reimbursement of Seller Refinancing Costs paid to third parties by such Sellers or any of their respective Affiliates.
“US Common Per Share Price” means (i) (A) the US Base Purchase Price, plus (B) the aggregate exercise price of the US Options receiving US Option Consideration pursuant to Section 2.4.1(d) and the warrants of US Holdco, minus (C) the portion of the amount of the Sellers’ Transaction Expenses to be paid pursuant to Section 2.4.1(b) incurred by or on behalf of the US Holdco, minus (D) all Indebtedness of US Holdco and its Subsidiaries as of immediately prior to the Closing, minus (E) the Preferred Stock Consideration, minus (F) the amount of Intercompany Loans outstanding as of immediately prior to the Closing, plus (G) the US Cash on Hand (as estimated in accordance with Section 2.5.1), plus or minus (H) the product of the US Percentage multiplied by the amount, if any, by which the Estimated Working Capital Amount exceeds or is less than the Working Capital Target, minus (I) the amount specified in Section 2.2.2(g), divided by (ii) (A) the aggregate number of US Holdco Shares issued and outstanding immediately prior to the Closing, as set forth on Schedule 3.3, plus (B) the aggregate number of US Holdco Shares underlying the US Holdco Options receiving US Option Consideration pursuant to Section 2.4.1(d) as set forth on Schedule 3.3.
“US Base Purchase Price Adjustment Amount” means $16,500,000. For the avoidance of doubt, any consideration received upon consummation of the divestitures contemplated by Section 8.4.1.2 shall not have any effect on the foregoing amount.
“US Net Purchase Price” is defined in Section 2.2.2(i).
2.    Modification and Amendment of Section 2.2.2. Section 2.2.2 of the Agreement is hereby amended to (A) rename subsections “(g)” and “(h)”, respectively, as subsections “(h)” and “(i)”, respectively; (B) delete the reference to “2.2.2(h)” in new subsection (i) and replace such reference in its entirety with a reference to “2.2.2(i)” and (C) to include a new subsection (g) as follows:
“(g)    less the excess of (i) the U.S. Base Purchase Price Adjustment Amount over (ii) the Seller Refinancing Cost Adjustment Amount;”
3.    Modification and Amendment of Section 8.4.1. Section 8.4.1 of the Agreement is hereby amended to (A) renumber the reference to Section “8.4.1” as Section “8.4.1.1” and (B) add new subsections 8.4.1.2 and 8.4.1.3 as set forth below:
8.4.1.2.    Buyer has previously provided to the Sellers’ Representative true and complete copies of the final commitments (the “Final Commitments”), the satisfaction of which are required by the European Commission prior to the consummation of the Contemplated Transactions (the “Divestiture Process”). Notwithstanding anything in this Agreement to the contrary, the Buyers shall not, and shall not permit any of their Affiliates or Representatives to, amend or otherwise modify the Final Commitments, without the prior written consent of the Sellers’ Representatives, to the extent that such amendment or modification would be reasonably likely to materially delay the closing of the Contemplated Transactions. For purposes of the previous sentence, the term “material” shall mean the earlier of one (1) month and the Expiration Date.
8.4.1.3.    Notwithstanding anything else in this Agreement to the contrary other than the remaining provisions of this Section 8.4.1.3, the Buyers will use their best efforts to implement and otherwise effectuate the Final Commitments on the terms set forth in the Final Commitments and complete the Divestiture Process in a timely manner, but, in any event, on or prior to the Expiration Date or the Outside Date, as the case may be. The foregoing notwithstanding, the parties acknowledge and agree that (x) Crane shall have no obligation to go beyond the terms of the Final Commitments in order to satisfy the conditions imposed by the European Commission, (y) subject to compliance with the terms of Section 8.4.1, Crane shall not be obligated to close the Contemplated Transactions pursuant to this Agreement unless and until the conditions imposed by the European Commission shall have been satisfied and (z) Crane shall not be obligated to close the transactions contemplated by the Final Commitments unless and until the Contemplated

Transactions have been consummated. The foregoing notwithstanding, the parties further acknowledge and agree that the Buyers shall not be obligated to consider any proposal which they reasonably believe presents a reasonable likelihood of (i) the payments to be made by Crane or its Affiliates thereunder and the liabilities to be incurred by Crane and its Affiliates thereunder exceeding (ii) the payments received or to be received by Crane or its Affiliates thereunder. Subject to the foregoing and the terms of the Final Commitments, the Buyers shall be responsible for, and in control of, the Divestiture Process. Subject always to applicable competition laws, the Buyers, however, shall (i) keep the Sellers’ Appointee (as defined below) reasonably informed as to the status of the Divestiture Process, (ii) provide the Sellers’ Appointee with a reasonable opportunity to provide input into the Divestiture Process (subject to reasonable confidentiality restraints) and (iii) give due consideration to any suggestion made by any Sellers’ Appointee regarding the Divestiture Process to be pursued by the Buyers, including, without limitation, with respect to third parties to be solicited regarding their potential interest in participating in the Divestiture Process. Notwithstanding anything else in this Agreement to the contrary, subject to applicable competition laws and reasonable confidentiality restraints, Crane shall (x) provide to the Sellers’ Appointee drafts of all material transaction documentation and related materials (including term sheets) in connection with the Divestiture Process at substantially the same time such documents and materials are provided to buyers and/or potential buyers, counterparties or their respective Representatives, or received from such buyers, potential buyers, counterparties or their respective Representatives, as applicable, in connection with the transactions contemplated by the Final Commitments, (y) give the Sellers’ Appointee an opportunity to review and provide comments to all such material transaction documents and related materials prior to the distribution of such material transaction documents or related materials to such buyers, potential buyers, counterparties or their respective Representatives and (z) consider all comments on such transaction documents or materials timely received from the Sellers’ Appointee which Buyers in their good faith judgments deem advisable. Subject to applicable competition laws and reasonable confidentiality restrictions, the Buyers will make their Representatives involved with, and materials related to, the Divestiture Process available to the Sellers’ Appointee as soon as reasonably practicable after a request for such is made by the Sellers’ Appointee, in each case upon the reasonable request of a Sellers’ Appointee in his or her good faith attempt to assist with the Divestiture Process or understand the status thereof. The Sellers shall appoint one (1) individual (who shall not be an employee of the Company) who will be a representative of the Sellers’ Representatives (the “Sellers’ Appointee”) who will have overall responsibility for managing and coordinating responses from the Sellers in connection with the Divestiture Process and who will coordinate and consult with the Buyers. The Sellers may, at their reasonable discretion following consultation with the Buyers, select another individual to serve in the capacity of the Sellers’ Appointee. The Sellers’ Appointee will serve as the primary point of contact for the Sellers to address issues that may arise during the course of the Divestiture Process.
4.    Modification and Amendment of Section 10.1.4. Section 10.1.4 of the Agreement is hereby amended and restated in its entirety as set forth below:

10.1.4.        On or after the Expiration Date (as defined below), which shall initially be November 1, 2013 (the “Expiration Date”), either Crane or the Sellers’ Representatives may terminate this Agreement by providing written notice to the other if the Closing shall not have occurred by the Expiration Date; provided, that, unless the Sellers’ Representatives notify Crane prior to November 10, 2013, of their determination that it is not reasonably likely that the conditions to Closing set forth in Sections 6.5 and 7.5 will be satisfied within a commercially reasonable period of time, the Expiration Date shall automatically be extended to December 31, 2013 (the “Outside Date”); and provided, further, that Crane shall not have the right to terminate this Agreement pursuant to this Section 10.1.4 if any Buyer is then in breach of this Agreement, and the Sellers’ Representatives shall not have the right to terminate this Agreement pursuant to this Section 10.1.4 if a Seller or any Acquired Company is then in breach of this Agreement.
5.    Representations and Warranties. Each of the parties hereto represents and warrants to the other parties hereto that: (i) such party has all necessary corporate power and authority to execute and deliver this Fifth Amendment; (ii) the execution and delivery by such party of this Fifth Amendment has been duly authorized and approved by its board of directors (or equivalent) and no other corporate action on its part is necessary to authorize the execution and delivery by such party of this Fifth Amendment; and (iii) this Fifth Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding obligation of such party, enforceable against its in accordance with its terms.
6.    Headings. The headings used in this Fifth Amendment are used for administrative convenience only and do not constitute substantive matter to be considered in construing the terms of this Fifth Amendment.
7.    Counterparts. This Fifth Amendment may be executed in any number of counterparts (including counterparts by facsimile or electronic mail), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
8.    Governing Law. This Fifth Amendment, the rights of the parties and all actions, claims or suits arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the substantive laws of any other jurisdiction.
9.    No Other Amendments. Except as set forth above, the Agreement shall remain unmodified and in full force and effect.

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IN WITNESS WHEREOF, each of the undersigned has caused this Fifth Amendment to be executed as of the date first above written.

BUYERS:

CRANE CO.

By: /s/ Eric C. Fast
Name: Eric C. Fast
Title: Chief Executive Officer

MONDAIS HOLDINGS B.V.

By: /s/ Eric C. Fast
Name: Eric C. Fast

Title: Managing Director A

SELLERS’ REPRESENTATIVES:

BAIN CAPITAL MEI (H.K.) LIMITED

By: /s/ Paul Edgerley
Name: Paul Edgerley
Title: Director

APM CO., LTD.

By: /s/ Richard L. Folsom
Name: Richard L. Folsom
                        Title: Representative Director